United States securities and exchange commission logo





                            June 4, 2020

       Nick Bhargava
       Executive Vice President
       GROUNDFLOOR REAL ESTATE 1, LLC
       600 Peachtree Street, Suite 810
       Atlanta, GA 30308

                                                        Re: GROUNDFLOOR REAL
ESTATE 1, LLC
                                                            Amendment No. 6 to
Offering Statement on Form 1-A
                                                            Filed May 27, 2020
                                                            File No. 024-11094

       Dear Mr. Bhargava:

              We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 6 to Offering Statement on Form 1-A

       General

   1. We note you have updated your disclosure to include your December 31, 2019 financial statements. Please
revise your disclosure to include an updated Management's Discussion
                                                        & Analysis which
addresses the updated financial periods, including the impact of the
                                                        COVID-19 epidemic, as
applicable. In this regard, please revise to address material changes in line items,
such as the significant decreases in financing and investing activities compared to
2018.
   2.                                                   Additionally, please
revise to distinguish between Groundfloor Real Estate, Groundfloor
                                                        Finance, and other
subsidiaries of the parent company. For example, clarify the extent to which management
differs between the entities, and explain how management determines whether Groundfloor
Finance, Groundfloor Real Estate, or another subsidiary is chosen to perform a given portion
of your core operations, such as managing your platform and
 Nick Bhargava
GROUNDFLOOR REAL ESTATE 1, LLC
June 4, 2020
Page 2
       portfolio, issuing LROs, providing warehouse financing, evaluating development projects, etc. Consider providing a graphic that identifies the principal entities and their relationships with each other as well as developers and investors in equity and LRO offerings under Regulation A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any questions.



                                                             Sincerely,
FirstName LastNameNick Bhargava
                                          Division of Corporation Finance
Comapany NameGROUNDFLOOR REAL ESTATE 1, LLC
                                          Office of Real Estate & Construction
June 4, 2020 Page 2
cc:       Brian Korn, Esq.
FirstName LastName